EMBRAER RELEASES FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS IN US GAAP
BOVESPA: EMBR3 NYSE: ERJ www.embraer.com.br Investor Relations Carlos Eduardo Camargo Caio Pinez Juliana Villarinho Paulo Ferreira Tel: +55 (12) 3927 4404
The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended December 31, 2007, September 30, 2007 and December 31, 2006, as well as the information regarding fiscal year 2007 results, are derived from the unaudited financial statements. In order to better understand the Company’s operating performance, at the end of this release, additional information is also presented in accordance with the Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, March 13, 2008 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded fourth quarter 2007 (4Q07) net sales of US$1,875.0 million and net sales for FY 2007 of US$5,245.2 million. Net Income for 4Q07 and for the full year totaled US$200.9 million and US$489.3 million, equivalent to diluted earnings per ADS of US$1.0838 and US$2.6400, respectively.

In 4Q07, Embraer added new customers to the firm order backlog for the EMBRAER 170/190 jets family after signing sales contracts with Suzuyo & Co., from Japan; TACA, from El Salvador; NAS Air, from Saudi Arabia; and Virgin Nigeria, from Nigeria, as well as Lufthansa and Air France/KLM. The Executive Aviation segment continued to grow, especially for the Phenom family, with more than 700 firm orders, on December 31, 2007. During the same period, the Defense and Government segment signed contracts with Thailand’s Army and Navy.

The firm order backlog on December 31, 2007, increased 9.3% over the previous quarter, and reached a record high of US$18.8 billion, and highlighted sales to the Executive Aviation market and the favorable performance of the EMBRAER 170/190 family. Our backlog accumulated a total of 764 firm orders and 786 options booked.

In 4Q07, Embraer delivered 61 jets for the Commercial Aviation, Executive Aviation and Defense and Government segments. Total deliveries in 2007 were 169 jets, the highest deliveries in a year in the Company’s history, which was consistent with Embraer’s delivery guidance of 165 to 170 aircraft announced in 2007. Embraer reaffirms its delivery guidance for 2008 of between 195 and 200 aircraft, for the Commercial Aviation, Executive Aviation and Defense and Government segments, and 10 to 15 Phenom 100 jets. The certification process for the Phenom 100 is expected to be concluded in the second half of 2008, as planned.

Net revenues for 4Q07 totaled US$1,875.0 million, a 77.0% increase compared to US$1,059.6 million for the fourth quarter of 2006 (4Q06). Deliveries for 4Q07 totaled 61 aircraft, a 64.9% increase compared to 37 jets delivered in 4Q06. For fiscal year 2007, net revenues totaled US$5,245.2 million, a 39.5% increase compared to fiscal year 2006 revenues of US$3,759.5 million.

To meet the deliveries scheduled for 2007 and to improve its production capacity, Embraer hired and trained approximately 4,500 new employees, implemented a new third shift and widely used overtime work, resulting in an increase of the Company’s production costs and, consequently, a reduction in its margins. Gross Margin for 4Q07 totaled 23.4%, representing a decrease from the 24.5% gross margin of 4Q06, and an increase from the 21.8% gross margin of the third quarter of 2007 (3Q07). For fiscal year 2007, gross margin totaled 22.5% representing a decrease when compared to fiscal year 2006, mainly due to the production difficulties previously reported.

Income from operations reached US$178.8 million in 4Q07, 113.6% above the US$83.7 million recorded for the same period last year. The increase is due to the higher number of deliveries in the quarter and to a favorable decision for the Company in a tax dispute that permitted it to reverse US$29.7 million in provisions. In 2007, income from operations was US$455.7 million, an increase of 32.9%, over the US$342.8 million in 2006, for the same reasons.

The increased operating results led to increases in net income, which was US$200.9 million in 4Q07, in comparison with US$124.4 million in 4Q06. Due to the increase in production costs, net margin decreased to 10.7% in 4Q07, compared to 11.7% in 4Q06. For the same reasons, net income increased to US$489.3 million in 2007 from US$390.1 million in 2006, and net margins decreased to 9.3% from 10.4%, respectively.

For the year ended December 31, 2007, the Company maintained its high level of liquidity, and its cash position at the end of 2007 was US$740.1 million.

2007 IN PERSPECTIVE

In April 2007, the Board of Directors elected Mr. Frederico Fleury Curado as President and CEO of Embraer, to succeed Mr. Maurício Botelho, who continues as Chairman of the Board of Directors.

At the end of 2007, Embraer’s firm order backlog was a record US$18.8 billion. In the same period, 145 new firm orders for EMBRAER 170/190 aircraft were signed, and the Company continued the successful sales of the Phenom family, of which 700 jets have already been sold. The Legacy 600 and Lineage 1000 aircraft also maintained positive sales performance during the period.

In 2007, new customers were added to Embraer’s firm order backlog, such as M1 Travel from Lebanon, Montenegro Airlines, Alpi Eagles, Lufthansa and Air France/KLM from Europe, Aeroméxico and TACA from Latin America, Virgin Nigeria from Africa, and Suzuyo & Co. Ltd., from Japan.

During 2007 the Company undertook positive measures to adjust its industrial processes to meet the deliveries scheduled for the period. These measures included the hiring of new employees, implementing a third shift for some production processes and introducing the lean manufacturing system, all of which enabled the Company to deliver a total of 169 jets in 2007 and, thus, reach its established goal.

In February 2007, Embraer concluded a secondary offering of 11.3% of the total capital of the Company for portions of the shareholding positions of BNDES Participações S.A. - BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação SISTEL de Securidade Social and the totality of the shares then held by European Aeronautic Defence and Space Company- EADS France and Dassault Aviation S.A.

In the second quarter, Embraer created a new business area called Aviation Services, to reinforce its presence in the after-sale market and to be better prepared to serve the future deliveries of its E-Jets and executive jets, worldwide. Due to that, the Company started the construction of its first service center at Williams Gateway Airport in Mesa, Arizona, Embraer and three weeks later the Company also started the construction of its second wholly-owned, U.S service center for executive jets, at Bradley International Airport in Windsor Locks, Connecticut. These facilities will be dedicated to support full-service of our executive jets and are scheduled for completion in mid-2008.

The Phenom 100 aircraft flew for the first time on July 2007, completing an important and significant milestone in its certification process. As of December 2007, the Company had three pre-serial aircraft working on the flight test phase and certification process.

The 1000th jet of the ERJ family was delivered at Harbin Embraer Aircraft Industry Co. Ltd., in Harbin, China. This delivery marked an important achievement for the ERJ 145 family program, which was responsible for the turnaround of the Company in the 1990s. In addition, the ERJ 145 family platform has been used to launch products for the Executive Aviation and Defense and Government segments.

INCOME STATEMENT HIGHLIGHTS

The following table presents certain items from Embraer’s consolidated income statement for the three months ended December 31, 2006 and 2007 (4Q06 and 4Q07) and for the three months ended September 30,2007 (3Q07).

Income Statement In US$ million, except % and earnings per ADS	3Q07	(3) 4Q06	4Q07	(1) FY2006 Restated	(2) FY2007
Net Sales	1,428.5	1,059.6	1,875.0	3,759.5	5,245.2
Gross Profit	310.8	259.3	439.1	952.7	1,180.4
Gross Margin	21.8%	24.5%	23.4%	25.3%	22.5%
Selling, general administrative, other expenses	(5.2)	(124.0)	(138.5)	(454.4)	(414.8)
Research and development	(54.3)	(36.1)	(83.7)	(112.7)	(238.8)
Employee profit sharing	(21.1)	(15.5)	(38.0)	(42.7)	(71.0)
Income from operations	230.2	83.7	178.8	342.8	455.7
Operating margin	16.1%	7.9%	9.5%	9.1%	8.7%
Net financial income (expenses)	4.8	33.6	21.3	105.4	81.8
Foreign exchange gain (loss), net	(11.1)	(3.1)	(10.2)	(4.1)	(37.7)
Income before income taxes	223.9	114.2	189.9	444.2	499.9
Income tax expense	(28.3)	15.0	20.8	(44.4)	(2.7)
Minority interest and equity in income (loss) from affiliates	(0.8)	(4.8)	(9.9)	(9.6)	(7.9)
Net income	194.8	124.4	200.9	390.1	489.3
Net margin	13.6%	11.7%	10.7%	10.4%	9.3%
Earnings per ADS - basic	1.0533	0.6727	1.0851	2.1091	2.6432
Earnings per ADS - diluted	1.0507	0.6700	1.0838	2.1006	2.6400
			22.2

Restated. For a description of the restatement of our financials for the year ending December 31, 2006, see our Form 20-F/A filed with the United States Securities and Exchange Commission on November 26, 2007.

(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements
(3) Derived from unaudited quarterly financial information.

Deliveries, Net Revenues, and Gross Margin

A total of 61 jets were delivered during 4Q07, including 45 jets for the Commercial Aviation segment, 14 Legacy 600 jets for the Executive Aviation segment and two Legacy 600 aircraft for the Defense and Government segment.

As a result of increased aircraft deliveries, net revenues reached US$1,875.0 million during 4Q07, representing a 77.0% increase over the same period in 2006. Net revenues for FY2007 increased 39.5% totaling US$5,245.2 million, compared to US$3,759.5 million in FY2006.

The table below sets forth our deliveries per segment for the indicated periods.

Deliveries by Segment	3T07	4T06	4T07	2006	2007
Commercial Aviation	38	25	45	98	130
ERJ 145	2	2	5	12	7
EMBRAER 170	4	6(1)	2	32(2)	11
EMBRAER 175	9	3(1)	13	11(1)	34
EMBRAER 190	20	12	22	40	68
EMBRAER 195	3	2	3	3	10
Defense and Government	-	2	2	5	4
EMB 145	-	-	-	-	1
EMBRAER 170	-	2(1)	-	4 (1)	-
EMBRAER 190	-	-	2	1	2
Legacy 600	-	-	-	-	1
Executive Aviation	9	10	14	27	35
Legacy 600	9	10	14	27	35
Total	47	37	61	130	169
Deliveries identified by parentheses were aircraft delivered under operating leases

In 4Q07 net revenues for the Commercial Aviation segment totaled US$1,156.8 million, representing 61.7% of our total revenues for the period, compared to US$596.7 million and 56.3%, respectively, in 4Q06. In 2007, net sales for the Commercial Aviation segment reached US$3,376.6 million, representing 64.4% of our total revenues for the period, compared to US$2,353.2 million and 62.6%, respectively, in 2006.

As a result of the higher number of Legacy 600 jets delivered, net revenues for the Executive Aviation segment reached US$341.2 million in 4Q07, a 53.1% increase over the US$222.8 million in 4Q06. In FY2007, net revenues for the Executive Aviation segment reached US$838.0 million, an increase of 44.0% to compared to US$582.1 million in FY2006.

Net revenues for the Defense and Government segment in 4Q07 totaled US$150.1 million, compared to US$75.3 million in 4Q06. This increase is mainly due to the current stages of the defense contracts whose revenue recognition is based on the percentage of completion method. There was also an increase in revenues for the Defense and Government segment in 2007 from 2006, as revenues were US$346.4 million in FY2007, compared to US$226.7 million in FY2006.

Net revenues for the Aviation Services segment in FY2007 reached US$528.3 million, compared to US$479.8 million in FY2006, reflecting the higher number of aircraft in service.

Net sales			(3)				(1)		(2)
by segment	3Q07		4Q06		4Q07		FY2006 Restated		FY2007
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	982.0	68.7	596.7	56.3	1,156.8	61.7	2,353.2	62.6	3,376.6	64.4
Defense and Government	58.8	4.1	75.3	7.1	150.1	8.0	226.7	6.0	346.4	6.6
Executive Aviation	211.4	14.8	222.8	21.0	341.2	18.2	582.1	15.5	838.0	16.0
Aviation Services	153.6	10.8	129.8	12.2	140.4	7.5	479.8	12.8	528.3	10.1
Others	22.7	1.6	35.0	3.3	86.5	4.6	117.7	3.1	155.9	3.0
Total	1,428.5	100.0	1,059.6	100.0	1,875.0	100.0	3,759.5	100.0	5,245.2	100.0

Costs related to the training of the approximately 4,500 new employees hired together with our extensive use of overtime work needed to meet our 2007 scheduled deliveries, caused a negative impact on gross margin. The appreciation of the Brazilian currency (real) against the dollar also impacted the gross margin. The average real appreciated 11.7% over the average dollar, during 2007. As a result, gross margin decreased to 23.4% in 4Q07, compared to 24.5% in the same period in 2006. In 2007, gross margin was 22.5%, compared to 25.3% in 2006.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 4Q07, operating expenses totaled US$260.2 million, compared to US$175.7 million in 4Q06. For FY2007, operating expenses totaled US$724.6 million, representing an 18.8% increase when compared to US$609.9 million in 2006, mainly because of an increase in selling expenses and R&D that will be detailed later on.

Selling expenses totaled US$100.6 million in 4Q07, compared to US$23.4 million in 4Q06, due to the increase in expenses with marketing campaigns related to our Executive Aviation products, variable sales expenses and the reversal of financial guarantees in the amount of US$ 19.9 million in 4Q06, affecting the basis of comparison between quarters. For the same reasons, selling expenses for FY2007 increased to US$347.1 million from US$220.6 million in FY2006.

R&D expenses totaled US$83.7 million in 4Q07, compared to US$36.1 million in 4Q06. Such increase is due to the development of the Phenom 100 jet, the 17.0% appreciation of the average real against the U.S. dollar, and the development of new technologies and materials for future projects, focusing on increasing the competitiveness of the Company. R&D expenses for full year 2007 totaled US$238.8 million, compared to US$112.7 million in 2006, for the same reasons mentioned above, when the appreciation of the average real against the average U.S.dollar was 11.7%.

General and administrative expenses decreased 3.5% from US$235.5 million in 2006 to US$227.6 million in 2007. This decrease is mainly due to the savings from the implementation of a process optimization program, the P3E (Embraer Entrepreneurial Excellence Program), an internal plan focused on costs and expenses control and gains in productivity. In 4Q07, general and administrative expenses were US$65.3 million, representing a decrease of 21.9% when compared to US$83.6 million in 4Q06, for the same reasons mentioned above.

The Company recorded revenues in “other operating expenses net” of US$27.4 million in 4Q07, compared to an expense of US$17.1 million in the same period in 2006, mainly due to a favorable decision to the Company in a tax dispute over the calculation basis of the Brazilian PIS. The decision resulted in the reversal of a provision in the amount of US$29.7 million in 4Q07. In FY2007, other operating income, net represented an income of US$159.9 million, compared to an income of US$1.7 million in FY2006, mainly due to the reversal of US$186.3 million provisions resulted from favorable decision against the extension of the basis of calculation of PIS/COFINS tax.

Embraer accrued a total of US$38.0 million related to employee profit sharing in 4Q07, and US$71.0 million for FY2007. The employee profit sharing plan is based on the Company’s action plan and on the distribution of interest on shareholders’ equity and/or dividends to Embraer’s shareholders.

As a result of the foregoing, the Company’s operating income reached US$178.8 million in 4Q07 and the operating margin was 9.5%, compared to US$83.7 million and 7.9% in 4Q06. The operating income and operating margin for the full year 2007 were US$455.7 million and 8.7%, compared to US$342.8 million and 9.1% in FY2006.

NET INCOME

Net financial income totaled US$21.3 million in 4Q07, compared to net financial income of US$33.6 million for 4Q06 mainly due to the decrease of Brazilian interest rates in the period. In 2007, net financial income was US$81.8 million, compared to US$105.4 million net financial income in 2006, also due to the lower interest rates for the period.

Foreign exchange gain/loss reflects exchange variations on monetary assets and liabilities stated in other currencies which are translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange expense of US$10.2 million in 4Q07, compared to an expense of US$3.1 million in 4Q06. Fiscal year results showed an increase in expenses from US$4.1 million in 2006 to US$37.7 million in 2007.

Embraer recorded an income tax gain in 4Q07 of US$20.8 milion compared to an income tax gain of US$15.0 million for the 4Q06. The effective USGAAP tax rate for the year ended December 31,2007 was 0.5% compared to 10.0% for the year ended December 31,2006.

Net income in 4Q07 was US$200.9 million, representing a 10.7% net margin, compared to net income of US$124.4 million and a 11.7% net margin in 4Q06. In 2007, net income was US$489.3 million, representing a 9.3% net margin, compared to net income of US$390.1 million and net margin of 10.4% in 2006.

BALANCE SHEET HIGHLIGHTS

On December 31, 2007, Embraer’s cash and cash equivalents and temporary cash investments totaled US$2,493.1 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$1,753.0 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$740.1 million at the end of 4Q07.

Balance Sheet Data	(3)	(1)	(2)
(in US$ million)	3Q07	2006	2007
		Restated
Cash and cash equivalents	1,203.0	1,209.4	1,307.4
Temporary cash investments	1,050.3	555.8	1,185.7
Trade accounts receivable	346.4	300.0	394.3
Customer and commercial financing	564.8	569.0	414.7
Inventories	2,681.3	2,047.2	2,491.2
Fixed assets	537.5	412.2	566.0
Trade accounts payable	1,040.3	912.8	912.9
Loans	1,803.2	1,349.2	1,753.0
Shareholders' equity	2,041.3	1,874.3	2,249.4
Net cash (debt) *	450.1	416.0	740.1
* Net cash = Cash and cash equivalents + Temporary cash investments - Loans
(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements
(3) Derived from unaudited quarterly financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on December 31, 2007 totaled US$2,493.1 million, compared to US$2,253.3 million as of September 30, 2007. Of the total balance in cash and cash equivalents and temporary cash investments, 53.5% is stated in dollars and the remaining 46.5% is comprised of investments primarily stated in reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in reais.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing decreased by US$102.2 million when comparing 4Q07 to 3Q07, to US$809.0 million from US$911.2 million respectively, mainly due to a reduction on customer commercial financing.

This decrease is due to the sale of the Company’s ERJ 145 and EMBRAER 170/190 aircraft secured loan portfolio for the total amount of US$193.9 million, as a result of certain bridge financing agreements signed with Embraer’s airline customers over the last few years.

Inventories

During 4Q07, inventories decreased to US$2,491.2 million, compared to US$2,681.3 million in 3Q07. That decrease is mostly due the increased number of aircraft deliveries in the quarter and, consequently, the lower number of aircraft in the final assembly stage.

Short-Term and Long-Term Loans

On December 31, 2007, Embraer’s total debt was US$1,753.0 million, compared to US$1,803.2 million at the end of September 30, 2007. The average tenor of Embraer’s total debt was 3.5 years on December 31, 2007, shorter than the average tenor of 3.8 years as of September 30, 2007, because of the natural maturity of some credit lines signed by the Company.

Of the total debt at December 31, 2007, 44.5% is effectively stated in reais and indexed to the TJLP, at a weighted average interest rate of 8.03% per annum. The remaining US$972.2 million are denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.64% per annum.

Embraer’s total debt/ LTM adjusted EBITDA ratio decreased from 4.14x on September 30, 2007 to 3.30x on December 31, 2007. Embraer’s total debt/capitalization ratio also decreased to 0.44x at December 31, 2007 from 0.47 at September 2007. LTM Adjusted EBITDA was US$531.5 million in 4Q07.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) remained stable, varying from 3.98x on September 30, 2007 to 4.72x on December 31, 2007.

Certain Financial Ratios	3Q07	4Q06	4Q07

Total debt to Adjsuted EBITDA (1)	4.14	3.22	3.30
Net debt to Adjusted EBITDA (2)	(1.03)	(0.99)	(1.39)
Total debt to capitalization (3)	0.47	0.42	0.44
Adjusted EBITDA to interest expense (gross) (4)	3.98	4.78	4.72
Adjusted EBITDA (5)	435.9	418.5	531.5

(1) Total debt represents short and long-term loans and financing.
(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.
(3) Total capitalization represents short- and long-term loans and financing plus shareholders’ equity.
(4) Interest expense (gross) includes only interest and commissions on loans.
(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared in accordance with U.S. GAAP, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$47.1 million during 4Q07, compared to US$37.6 million in 4Q06 because of higher investments made during 4Q06 to increase production capacity, and also the initial investments on the production capabilities of the Phenom business jets in 4Q06. In 2007, investments in PP&E totaled US$212.6 million, compared to US$87.6 million in 2006.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 4Q07 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which, under Brazilian law, are the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

- Net sales during 4Q07 totaled R$3,310.8 million and R$9,983.4 million for the year ended December 31,2007

- Gross profit totaled R$513.0 million with a gross margin of 15.5% in 4Q07. For the year ended December 31,2007 gross profit totaled R$1,607.4 million and gross margin was 16.1%

- Income from operations for the 4Q07 was of R$144.1 million with an operating margin of 4.4%. Income from operations totaled R$527.6 million, for the year ended December 31,2007 with an operating margin of 5.3%

- During 4Q07, income before taxes totaled R$196.1 million, representing 5.9% of net sales. For the year ended December 31,2007, income before taxes amounted to R$827.8 million representing 8.3% of net sales.

- Income tax and social contribution represented a tax gain of R$18.7 million during 4Q07, and a tax expense of R$162.0 million for the year ended December 31,2007 and the effective tax rate during this period was 19.6%.

- Net income for the 4Q07 was R$212.7 million, with a net margin of 6.4%. Net income totaled R$657.0 million for the year ended December 31,2007, with a net margin of 6.6%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 61 jets in 4Q07, an increase of 24 jets compared to 37 deliveries in 4Q06. Total deliveries in 2007 reached 169 jets, the highest deliveries in a year in the Company’s history, which was consistent with Embraer’s delivery guidance of 165 to 170 aircraft deliveries in 2007. According to the results achieved by the Company’s production process, Embraer reaffirms its guidance to deliver between 195 and 200 jets in 2008, for the Commercial Aviation, Executive Aviation and Defense and Government segments, and 10 to 15 Phenom 100 jets.

On December 31 2007, Embraer presented the following firm order backlog:

Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	131	687	46
EMBRAER 170	170	127	139	31
EMBRAER 175	129	148	59	70
EMBRAER 190	405	452	123	282
EMBRAER 195	60	59	13	47
TOTAL	1,679	917	1,203	476

On December 31, 2007, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$18.8 billion. The chart below illustrates Embraer’s firm order backlog evolution.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$45.59 on December 31, 2007, representing a 3.8% increase during 4Q07.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$20.15 on December 31, 2007, representing a 8.6% decrease during the fourth quarter of 2007.

The average daily ADS trading volume during the fourth quarter of 2007 was US$35.5 million and 755,824 shares.

RECENT EVENTS

LOT POLISH AIRLINES TO ADD 12 MORE EMBRAER 175 JETS

Embraer signed a firm order with LOT Polish Airlines for an additional 12 EMBRAER 175 (E175) jets, plus two options and ten purchase rights

UNIVERSAL AIRLINES BUYS SIX EMBRAER 195 JETS

In February 7 2008, Embraer signed a firm order with JJH Capital, owned by Juan José Hidalgo, President of Air Europa and Globalia, for six EMBRAER 195 jets, plus purchase rights for another six aircraft.

EMBRAER CONFIRMS TWO E-JETS OPTIONS FOR RÉGIONAL

Embraer and Régional, a wholly-owned subsidiary of Air France, signed a contract for two additional E-Jets, one EMBRAER 170 and one EMBRAER 190, confirming options originally taken in August 2007.

EMBRAER CONFIRMS SIX EMBRAER 170 JETS FOR EGYPTAIR HOLDING

Embraer received confirmation from EgyptAir Holding Company for six additional EMBRAER 170 aircraft. Deliveries are scheduled to begin in 2009. The original contract, covering six firm orders and six options (now confirmed), was announced in September 2006.

EMBRAER RECEIVES NEW E-JETS ORDER FROM VIRGIN BLUE

On February 20 2008, Embraer and Australia’s Virgin Blue Airlines Pty Ltd. signed a contract to exercise four purchase rights for EMBRAER 190 jets and to convert another three into options for the same aircraft.

EMBRAER AND JETSCAPE SIGN FOR TEN EMBRAER 190 JETS

Embraer and the U.S. aircraft leasing company Jetscape, Inc., based in Fort Lauderdale, Florida., signed an agreement for the acquisition of ten EMBRAER 190 jets, with options for an additional ten aircraft and another ten purchase rights for the same aircraft.

CONFERENCE CALL INFORMATION

Embraer will host a meeting with the press, analysts and investors to present its 4Q07 and Fiscal Year 2007 Results in BR GAAP on March 14 at 8:30 a.m (Brazilian Time) at the Renaissance Hotel in São Paulo located at 1620Alameda Jaú.
The presentation will also be broadcasted live over the web at www.embraer.com

Embraer will host a conference call to present its 4Q07 and Fiscal Year 2007 Results in US GAAP on March 14, 2007, as described below:

(US GAAP)
11:30 (SP)
10:30 (NY)
Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer
Replay Number:
+55 11 4688 6312
Code: 580

The conference call will also be broadcasted live over the web at www.embraer.com

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On December 31, 2007, Embraer had a workforce of 23,734 employees and a firm order backlog of US$18.8 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of December 31,	As of December 31,
	2006	2007
	Restated
CURRENT ASSETS	(1)	(2)
Cash and cash equivalents	1,209,396	1,307,366
Temporary cash investments	555,795	1,185,745
Trade accounts receivable,net	277,878	354,650
Collateralized accounts receivable	70,980	4,087
Customer and commercial financing	16,215	4,292
Inventories	2,047,244	2,481,065
Deferred income taxes	92,901	87,050
Other current assets	465,703	217,157

Total current assets	4,736,112	5,641,412

NONCURRENT ASSETS
Trade accounts receivable,net	22,109	39,661
Collateralized accounts receivable	748,742	279,411
Customer and commercial financing	552,751	410,382
Property, plant and equipment, net	412,244	565,979
Investments	33,844	42,458
Deferred income taxes	144,671	170,378
Other noncurrent assets	445,631	716,435

Total noncurrent assets	2,359,992	2,224,704

TOTAL ASSETS	7,096,104	7,866,116

(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	As of December 31,
	2006	2007
	Restated
CURRENT LIABILITIES	(1)	(2)
Loans and financing	503,047	932,669
Capital lease obligation	2,388	4,413
Non recourse and recourse debt	388,380	105,636
Trade accounts payable	912,753	912,546
Advances from customers	544,802	801,619
Other payables and accrued liabilities	351,104	365,754
Taxes and payroll charges payable	136,950	98,165
Accrued taxes on income	6,848	1,875
Deferred income taxes	-	-
Contingencies	31,175	7,008
Accrued dividends	35,555	540
Unearned Income	82,187	100,838

Total current liabilities	2,995,189	3,331,063

LONG-TERM LIABILITIES
Loans and financing	846,104	820,320
Capital lease obligation	3,453	12,021
Non recourse and recourse debt	441,378	185,870
Trade accounts payable	-	339
Advances from customers	183,639	367,957
Contribution from suppliers	92,217	112,201
Taxes and payroll charges payable	455,048	466,794
Other payables and accrued liabilities	107,512	186,102
Deferred income taxes	-	-
Contingencies	33,369	52,415
Unearned Income	-	12,885

Total long-term liabilities	2,162,720	2,216,904

MINORITY INTEREST	63,914	68,709

SHAREHOLDERS' EQUITY:	1,874,281	2,249,440

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,096,104	7,866,116

(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of U.S.dollars except per share data

	Three Months Ended		Twelve Months Ended
	(3)		(1)	(2)
	December 31, 2006	December 31, 2007	December 31, 2006	December 31, 2007
			Restated
Gross sales
Domestic market	31,103	93,998	146,394	209,203
Foreign market	1,049,417	1,833,083	3,682,499	5,176,131
Sales deductions	(20,953)	(52,072)	(69,374)	(140,162)
Net sales	1,059,567	1,875,009	3,759,519	5,245,172

Cost of sales and services	(800,238)	(1,435,953)	(2,806,802)	(4,064,810)

Gross profit	259,329	439,056	952,717	1,180,362

Operating expenses
Selling expenses	(23,388)	(100,573)	(220,596)	(347,089)
Research and development	(36,102)	(83,727)	(112,743)	(238,813)
General and administrative	(83,579)	(65,303)	(235,505)	(227,577)
Employee profit sharing	(15,535)	(38,013)	(42,719)	(71,039)
Other operating expense, net	(17,072)	27,368	1,676	159,890

Income from operations	83,653	178,807	342,830	455,734

Interest(expense) income, net	33,627	21,289	105,433	81,849
Foreign exchange gain (loss) ,net	(3,071)	(10,158)	(4,098)	(37,669)

Income before income taxes	114,209	189,939	444,165	499,914

Income tax expense	15,043	20,837	(44,411)	(2,745)

Income before minority interest	129,252	210,776	399,754	497,169

Minority interest	(4,784)	(9,915)	(9,580)	(8,180)
Equity in income (loss) from affiliates	(34)	19	(34)	316

Net income	124,434	200,880	390,140	489,305

Earnings per share
Basic
Common	0.1682	0.2713	0.5273	0.6608
Diluted
Common	0.1675	0.2710	0.5252	0.6600

Weighted average shares (thousands of shares)
Basic
Common	739,903	740,465	739,903	740,204
Diluted
Common	742,903	741,370	742,903	741,370

Earnings per share - ADS basic (US$)	0.6727	1.0851	2.1091	2.6432
Earnings per share - ADS diluted (US$)	0.6700	1.0838	2.1006	2.6400

(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements
(3) Derived from unaudited quarterly financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S.dollars

	Three months ended on December 31,		Twelve months ended on December 31,
	2006	2007	2006	2007
	(3)		(1)	(2)
			Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	124,434	200,880	390,140	489,305
Adjustments to reconcile net income to net cash
provided by(used in) operating activities:
Depreciation and amortization	19,928	20,373	77,977	75,811
Allowance for doubtful accounts	(8,365)	(1,615)	8,231	(2,031)
Provision for inventory obsolescence	21,249	(4,265)	16,569	(13,302)
Deferred income taxes	(42,170)	(21,682)	(1,295)	(19,856)
Exchange loss, net	3,071	10,158	4,098	37,669
Loss (gain) on permanent assets disposals	(7,391)	672	885	670
Equity in income (loss) from affiliates	34	(19)	34	(316)
Accrued interest in excess of interest paid (paid in excess of accrued)	(7,612)	5,922	551	8,607
Minority interests	4,784	9,915	9,580	8,180
Provision for losses investments	46	-	46	-
Other	5,444	(913)	(1,590)	(9,348)

Changes in assets and liabilities:	383,570	46,297	38,242	(590,792)

Net cash provided by (used in) operating activities	497,022	265,723	543,468	(15,403)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(105,526)	(55,671)	(247,295)	(225,746)
Escrow deposits	(88,554)	7,193	(88,554)	36,650
Additions to investments, net	(808)	-	(808)	-
Net cash used in investing activities	(2)	246	(92)	645
Sales of property, plant and equipment	(18,227)	2,521	697	4,087

Net cash (used by) investing activities	(213,117)	(45,711)	(336,052)	(184,364)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(792,072)	(502,635)	(1,497,751)	(1,471,971)
Proceeds from borrowings	539,979	413,664	1,258,249	1,767,872
Proceeds from issuance of shares	4,693	2,259	5,116	3,602
Dividends and/or Interest on capital paid	(58,457)	(71,520)	(157,771)	(163,475)
Actions in cash position	-	(784)	-	(784)
Payments on capital lease obligations	(90)	(555)	(2,946)	(2,363)
Net cash provided by (used in) financing activities	(305,947)	(159,571)	(395,103)	132,881

Effect of exchange rate changes on cash and cash equivalents	1,015	43,899	57,924	164,856

Net increase (decrease) in cash and cash equivalents	(21,027)	104,340	(129,763)	97,970

Cash and cash equivalents, at beginning of period	1,230,423	1,203,026	1,339,159	1,209,396

Cash and cash equivalents, at end of period	1,209,396	1,307,366	1,209,396	1,307,366

(1) Derived from the December 31,2006 audited financial statements
(2) Derived from the December 31,2007 unaudited financial statements
(3) Derived from unaudited quarterly financial information.

Reconciliation OF US GAAP and “non GAAP” information

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of our financial performance under U.S. GAAP. Adjusted EBITDA is presented because we use it internally as a measure to evaluate certain aspects of our business, including our financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of our financial condition or results of operations, as reported under U.S. GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we have for purposes of our earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	3Q07	4Q06	4Q07
LTM	(Unaudited)
Net income	412.8	390.1	489.3
Minority interest	2.8	9.6	7.9
Equity in income (loss) from affiliates	0.0	0.0	0.0
Cumulative effect of accounting change	0.0	0.0	0.0
Income tax benefit (expense)	8.5	44.4	2.7
Interest income (expense), net	(94.2)	(105.4)	(81.8)
Exchange gain (loss), net	30.6	4.1	37.7
Other non-operating income (expenses), net	0.0	0.0	0.0
Depreciation and amortization	75.4	75.6	75.8
Adjusted EBITDA	435.9	418.5	531.5

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